 Supplement Filed pursuant to Rule 253(g)(2)

File No. 024-11834

SUPPLEMENT DATED AUGUST 18, 2022

TO OFFERING CIRCULAR DATED APRIL 8, 2022

BALANCED PHARMA, INCORPORATED

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated April 8, 2022, and as supplemented on July 18, 2022 (the “Supplement”), of Balanced Pharma Incorporated. (the “Company”). The Offering Circular and Supplement are available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add Mark Sebree as a Director and Chief Development Officer.

As a result, the Company amends and restates the following sections of its Offering Circular:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, page 21

The ’s executive officers, directors and significant employees are listed below.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
J. Scott Keadle	Chief Executive Officer	57	Indefinite - Appointed September 2020	40
Jason Suggs	Chief Communications Officer	46	Indefinite - Appointed January 2022	10
Cory McClelland	Chief Financial Officer	68	Indefinite - Appointed January 2022	10
Mark Sebree	Chief Development Officer	64	Indefinite – Appointed August 2022	10
Directors:
J. Scott Keadle	Director	57	Indefinite - Appointed September 2020
John Selig	Director	53	Indefinite - Appointed September 2020
Mark Sebree	Director	64	Indefinite – Appointed August 2022

Officers and Significant Employees

J. Scott Keadle, Chairman, Chief Executive Officer and Director

J. Scott Keadle is the founder, Chairman, and CEO of BPI and a business leader with more than 30 years of experience. As CEO of BPI, he led two successful fundraising rounds, prototype product development, and a successful FDA PIND regulatory meeting. Since 2016, Scott has served as CEO and as a practicing dentist at New Smile Carolina. He has also served as the CEO and as a practicing dentist at Salisbury Dental Care from 1990 until 2017. Scott has served as CEO of Keadle Professional Properties, a commercial real estate design, development, and construction company, since 1996, and is a former Iredell County Commissioner, where he shared oversight of a $150M annual budget and more than 900 employees. Scott holds a Doctor of Dental Surgery degree from the West Virginia University School of Dentistry.

John Selig, Director

John Selig serves as a member of the board of directors at BPI and has taken an active leadership role, bringing over 20 years of experience with life sciences start-ups. In June 2014, John co-founded and leads WaveEdge Capital, a life sciences and healthcare investment bank based in Silicon Valley, advising companies on M&A and financial strategy. From November 2011 to June 2014, he served as Managing Director at Woodside Capital Partners, a boutique investment bank, where he founded and co-led the Life Sciences & Healthcare Group.  He has advised both Fortune 100 and venture-backed life sciences and healthcare companies on transaction strategy and valuation at Strategic Decisions Group and Keelin Reeds Partners. John is an advisory board member at Launchpad Digital Health Fund and a frequent lecturer on valuation, transactional strategy, capital raising, and exit strategy at organizations including BIO, Genentech, and Stanford Medical School. He holds a Bachelor of Arts in English (magna cum laude) from Brown University and a J.D. from Stanford Law School.

J. Cory McClelland, Chief Financial Officer

Cory McClelland is currently the Chief Financial Officer (CFO) at BPI, bringing over 35 years of experience serving in CFO, financial and operations executive, and financial consulting roles with multiple organizations. He served as CFO of Wellman Recycled Plastics, a manufacturer of recycled plastics for the automotive industry, from 2010 until 2015, developing and implementing financial budgeting, models, and reporting, and completing the strategic sale of the organization. Prior to that, he served as CFO of Kurt Versen, Inc., an Audax Portfolio Company and manufacturer of lighting. He holds a Bachelor of Arts in Accounting from the University of Kentucky.

Jason Suggs, Chief Communications Officer

Jason Suggs serves as Chief Communications Officer at BPI with over 20 years of experience leading successful communications, brand strategy, and technology initiatives. Since 2010, he has served as founder and CEO of Orange Reef Sustainable Business Results, providing consulting and solutions to diverse organizations, primarily in the financial, healthcare, and government spaces. He serves as Executive Director of Technology and Communications for AIF Global, an independent economic think tank focusing on institutional investment policy. He serves as Executive Director of Brand and Technology for the National Institute of Public Finance. In 2020, Jason was featured as a thought leader by the National Association of State Treasurers and is the recipient of the 2020 Technology and Brand Management Excellence Award by the AIF Institute, as well as the Innovation Award and Treasurer’s Challenge Coin by one of the leading state treasuries in the United States. Jason’s educational background includes studies in marketing, communications, and ROI methodology at Columbia Business School and Villanova University, along with a Bachelor of Science in Mathematics from the University of North Carolina at Charlotte.

Mark Sebree, Director and Chief Development Officer

Mark Sebree serves as a director and Chief Development Officer at BPI, bringing over 35 years of broad experience establishing and implementing strategy in the pharmaceutical industry with a focus on early-stage and start-up companies.  Since 2015, he has served as President and CEO of Incite Pharmaceuticals and is currently a member of the Board of Directors at Aktiv Pharmaceutical Group.  Prior to that, he served as President and CEO of BD Rx, as well as in leadership capacities with multiple pharmaceutical companies, including Wyeth Pharmaceuticals and Abbott Laboratories.  Mark has a proven record of leading all functional areas of pharmaceutical operations from early-stage R&D to commercialization.  Key accomplishments include the revitalization of and divestiture of a leading generic injectable entity, management of the collaboration that resulted in the first $1.0 billion generic injectable drug, and the creation of a new “Ready-to-Administer” prefilled drug/device company.  He holds a Master of Business Administration from Lake Forest Graduate School of Management and a Bachelor of Science in Biochemistry and Biophysics from Texas A&M University.